BLACK MOUNTAIN CAPITAL CORPORATION
(formerly Mercury Partners & Company Inc.)

First Quarter Report
March 31, 2006

Black Mountain's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "BMM.U".

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	March 31, 2006	December 31, 2005 (1)
ASSETS
CURRENT
Cash and cash equivalents	$2,243	$14,392
Marketable securities (Note 3)	108,358	112,234
Loans, prepaids and receivables (Note 4)	21,028	21,669
	131,629	148,295

Long-term investments, cost (Note 5)	302	337
Total assets	$131,931	$148,632

LIABILITIES AND SHAREHOLDERS' (DEFICIENY)
CURRENT
Accounts payable and accrued liabilities	$121,607	$166,794

Loan payable (Note 6)	342,583	343,053

Shareholders' deficiency
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding - 8,183,733 common shares	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	388,697	388,464
Deficit	(3,854,904)	(3,883,627)
Total shareholders’ deficiency	(332,259)	(361,215)
Total liabilities and shareholders’ deficiency	$131,931	$148,632

The accompanying notes are an integral part of these consolidated financial statements.

(1) Audited

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	Three Months Ended March 31,
	2006	2005

REVENUE	$8,625	$40,349

EXPENSES
Amortization	-	435
General and administrative expenses (Note 7)	7,773	162,590
Directors and management fees	-	34,408
Interest expense	5,123	973
	12,896	198,406
Loss before other items	(4,271)	(158,057)

OTHER ITEMS
Write-down marketable securities	(3,876)	-
Gain (loss) on sale of long-term investments	13,237	(1,485)
Gain on settlement of debt	23,633	-
Total other expenses	32,994	(1,485)

Net income (loss) for the period	28,723	(159,542)

Deficit, beginning of the period	(3,883,627)	(3,583,348)

Deficit, end of the period	$(3,854,904)	$(3,742,890)
Basic and diluted income (loss) per share	$0.005	$(0.03)
Weighted average number of common shares outstanding	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Three Months Ended March 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$28,723	$(159,542)
Items not affecting cash:
Amortization	-	435
Write-down of marketable securities	3,876	-
(Gain) loss on the sale of long-term investments	(13,237)	1,485
Gain on settlement of debt	(23,633)	-

Changes in non-cash working capital items
Increase in marketable securities	(154)	(574)
(Increase) decrease in loans and receivables	611	(52,267)
Decrease in accounts payable	(44,958)	(733,471)
Net cash used in operating activities	(48,772)	(943,934)

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	-	(617)
Proceeds on sale of long-term investments	13,272	879
Net cash provided by investing activities	13,272	262

CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable	-	328,839
Net cash provided by financing activities	-	328,839

Effect of foreign exchange on cash	23,351	(5,284)

Change in cash during the period	(12,149)	(620,117)
Cash, beginning of the period	14,392	657,988
Cash, end of the period	$2,243	$37,871

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

1.	Basis of Presentation
The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.	Organization and Operations

Black Mountain Capital Corporation (the "Company") is organized under the Yukon Business Corporations Act and changed its name from Mercury Partners & Company Inc. on May 2, 2005. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars ("CAD$").

3.	Marketable Securities
	March 31, 2006		December 31, 2005
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$11,581	$1,698	$10,575	$2,132
Other	106,660	106,660	357,070	110,102
Total	$118,241	$108,358	$367,645	$112,234

4.	Loans, Prepaids and Receivables
	March 31, 2006	December 31, 2005
Loan	$16,417	$16,439
Receivables	4,611	5,230
Total	$21,028	$21,669

5.	Long-Term Investments

	March 31, 2006		December 31, 2005
Investments, carried at cost	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities - Canadian	$84,067	$302	$147,513	$337
Total	$84,067	$302	$147,513	$337

6.	Loan Payable
The loan is payable to a private company of a director of the Company and bears interest at 6%.

7.	General and Administrative Expenses
For the three months ended March 31, general and administrative expenses were comprised of the following:

	March 31, 2006	March 31, 2005
Administration office and travel	$85	$1,341
Consulting fees, salaries and employee benefits	-	304
Non-recoverable GST	291	3,420
Professional fees	3,657	154,407
Regulatory, transfer agent and shareholder communications	3,740	3,118
Total	$7,773	$162,590

8.	Capital Stock
	Number of shares	Amount
Issued and Outstanding - March 31, 2006 and December 31, 2005	8,183,733	$3,456,139
Less: Treasury Stock - March 31, 2006 and December 31, 2005	(2,250,219)	(1,294,050)
Balance March 31, 2006 and December 31, 2005	5,933,514	$2,162,089

9.   Income (Loss) per Share
The weighted average number of common shares outstanding used in determining  income loss) per share amounts was 5,933,514.

10.	Summary of Securities Issued and Options Granted During the Period

During the years ended December 31, 2005, 2004 and 2003 no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements.

During the year ended December 31, 2005, 120,000 stock options expired. As at March 31, 2006, there are no stock options remaining.

11.	Related Party Transaction

For the three months ended March 31, 2006, the Company accrued interest of $5,123 to a private company of a director of the Company. The director made a loan to the Company in the amount of CAD$400,000 during the year ended December 31, 2005.
12.          Contingencies

        Litigation

a)    A statement of claim has been filed against the Company to recover certain oil and gas properties, which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part  of  the properties sold to the claimant. The Company has offered to transfer certain of  the interests in exchange for a waiver of court costs.

b)    During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim alleging that the Company engaged in improper actions during the Company’sattempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints  by Cybersurf. This amount and related legal costs of $699,793 (2005 -  $118,827) were  recorded as a loss on settlement of lawsuit for the year ended December  31, 2004.

c)    During the year ended December 31, 2005, the Company settled with the Alberta Securities Commission (the “ASC”) in respect of an alleged breach of takeover bid rules and control persons’ reporting obligations. Pursuant to the terms of the settlement, the  Company  paid $40,693 to the ASC to, among other things, mitigate the continuing  expense of  protracted litigation. This amount and related legal costs of $55,396 were  recorded as a loss on settlement of lawsuits for the year ended December 31, 2005.

13.	Directors and Executive Officers at March 31, 2006

Name of Director	Principal Position
Tom S. Kusumoto	President, Secretary and CFO
Greg MacRae	Director
Alex W. Blodgett	Director

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